SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*
                               Exide Technologies
                               ------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    302051206
                                    ---------
                                 (CUSIP Number)

                            Richard D. Holahan, Esq.
                            Assistant General Counsel
                            Soros Fund Management LLC
                               888 Seventh Avenue
                                   33rd Floor
                            New York, New York 10106
                                 (212) 262-6300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  May 17, 2005
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-(1)(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 8
                         Exhibit Index Appears on Page 8

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 302051206                                            Page 2 of 8 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Soros Fund Management LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,110,852
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     0
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                1,110,852
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,110,852
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO, IA
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 302051206                                            Page 3 of 8 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              George Soros (in the capacity described herein)
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,110,852
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     0
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                1,110,852
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,110,852
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IA
------------- ------------------------------------------------------------------

     This Amendment No. 5 supplementally amends the statement on Schedule 13D previously filed on December 22, 2004 (as amended by Amendment No. 1 thereto previously filed on January 11, 2005, Amendment No. 2 thereto previously filed on February 28, 2005, Amendment No. 3 thereto previously filed on March 4, 2005 and Amendment No. 4 thereto previously filed on March 17, 2005, the "Schedule 13D," and collectively with this Amendment No. 5, the "Statement"). The Statement relates to the Common Stock, par value $.01 per share (the "Shares") and the Convertible Notes (as previously defined) of Exide Technologies, a Delaware corporation (the "Issuer"). The Statement is being filed on behalf of
(1) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), and (2) George Soros, a United States citizen. SFM LLC and Mr. Soros are sometimes collectively referred to herein as the "Reporting Persons." Initially capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

     The Reporting Persons filed a statement on Schedule 13G on November 26, 2004 to report the acquisition of Shares which are the subject of the Statement, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares, and filed the original
Schedule 13D because, in connection with their ongoing evaluation of the investment in the Issuer and their options with respect to such investment, they decided to seek to meet with the board of directors and/or members of senior management of the Issuer to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

Item 2.  Identity and Background

     Item 2 of the Statement is hereby amended by deleting the fourth paragraph of such Item in its entirety and replacing it with the following:

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros intends to file a further appeal at the French Cour de Cassation and, if that appeal is not successful, an additional action with the European Court of Justice. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 1,110,852 Shares held for the account of Quantum Partners. This number consists of (i) 823,000 Shares and (ii) 287,852 Shares issuable upon conversion of the Convertible Notes. Such shares represent approximately 4.5% of the Shares.

     (b) (i) SFM LLC, as principal investment manager for Quantum Partners, may be deemed to have the sole power to direct the voting and disposition of the 1,110,852 Shares held for the account of Quantum Partners. This number consists of (A) 823,000 Shares and (B) 287,852 Shares issuable upon conversion of the Convertible Notes.

          (ii) Mr. Soros, by virtue of his position with SFM LLC, may be deemed to have the sole power to direct the voting and disposition of the 1,110,852 Shares held for the account of Quantum Partners.

     (c) The trading dates, number of shares sold and price per share for all transactions by the Reporting Persons since the most recent amendment to the Statement are set forth in Schedule I hereto. All such transactions were over-the-counter sales for the account of Quantum Partners.

     (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

     (e) The Reporting Persons ceased to own more than 5% of the Shares on May 19, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended by adding the following paragraph at the end thereof:

     On May 17, 2005, May 18, 2005 and May 19, 2005, SFM LLC, for the account of Quantum Partners, sold $7 million, $3 million and $2 million, respectively, of the Issuer's 10 1/2% senior notes, due 2013. All such transactions were over-the-counter sales.

Item 7.  Material to be Filed as Exhibits

     Exhibit A: Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22, 2004).

     Exhibit B: Power of Attorney, dated as of March 11, 2005, granted by Mr. George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros (incorporated by reference to the
Schedule 13D/A-4 filed by the Reporting Persons on March 17, 2005).

     Exhibit C: Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on May 6, 2004).

     Exhibit D: Letter dated January 11, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).

     Exhibit E: Letter dated February 28, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

     Exhibit F: Confidentiality Agreement executed on February 24, 2005 between SFM LLC and the Issuer. (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2005.



                                        SOROS FUND MANAGEMENT LLC

                                        By:  /s/ Richard D. Holahan, Jr.
                                           -------------------------------------
                                           Name:  Richard D. Holahan, Jr.
                                           Title:  Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /s/ Richard D. Holahan, Jr.
                                           -------------------------------------
                                           Name:  Richard D. Holahan, Jr.
                                           Title:  Attorney-in-Fact

                                                                      Schedule I


Date of Transaction                Shares Sold          Price Per Share
-------------------                -----------          ---------------
April 25, 2005                        22,500               $  12.1388
April 26, 2005                        31,000               $  12.3143
April 27, 2005                           200               $  12.15
May 6, 2005                            5,000               $  10.8162
May 17, 2005                         250,000               $   6.204
May 17, 2005                         150,000               $   6.814
May 18, 2005                          15,600               $   6.1548
May 19, 2005                          75,000               $   5.40
May 19, 2005                           5,000               $   5.407
May 19, 2005                          95,000               $   5.3632
May 20, 2005                          50,000               $   5.2245

                                  Exhibit Index

Exhibit                                                                     Page
-------                                                                     ----


Exhibit A     Joint Filing Agreement, dated December 22, 2004, among         N/A
              Soros Fund Management LLC and George Soros
              (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22, 2004).

Exhibit B     Power of Attorney, dated as of March 11, 2005, granted         N/A
              by Mr. George Soros in favor of Armando T. Belly, Jodye
              Anzalotta, Maryann Canfield, Richard D. Holahan, Jr. and
              Robert Soros (incorporated by reference to the Schedule
              13D/A-4 filed by the Reporting Persons on March 17, 2005).

Exhibit C     Joint Plan of Reorganization of the Official Committees        N/A
              of Unsecured Creditors and the Debtors, dated March 11,
              2004 (incorporated by reference to the Issuer's Current
              Report on Form 8-K filed on May 6, 2004).

Exhibit D     Letter dated January 11, 2005 from SFM LLC to Exide            N/A
              Technologies (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).

Exhibit E     Letter dated February 28, 2005 from SFM LLC to Exide           N/A
              Technologies (incorporated by reference to the Schedule
              13D/A-2 filed by the Reporting Persons on February 28,
              2005).

Exhibit F     Confidentiality Agreement executed on February 24, 2005        N/A
              between SFM LLC and the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).